Exhibit 2.3

NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT (this “Agreement”) is made and entered into as of the 30th day of July, 2009, by and among FPIC Insurance Group, Inc., a Florida corporation, its subsidiaries, affiliates, successors, or assigns (collectively, the “Buyer”), Advocate, MD Financial Group Inc., a Nevada corporation (the “Company”), and Mark E. Adams (the “Shareholder”).

RECITALS

A.           The Shareholder owns 2,429,479 shares of common stock of the Company and 56,666 shares of the Class B preferred stock of the Company, such amount representing approximately 20.09% percent of the Company’s outstanding capital shares.

B.           The Buyer and the Company and certain of its shareholders, including the Shareholder, are parties to that certain Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), pursuant to which the Buyer has agreed to purchase all outstanding securities of the Company (the “Transaction”).

C.           The Shareholder will receive substantial consideration in exchange for his interest in the Company as a result of the consummation of the Transaction.  In addition, on the terms and subject to the conditions hereof, the Shareholder will receive from the Buyer as additional consideration for the Shareholder’s agreements contained herein a lump sum cash payment of $2 million.

D.           The parties acknowledge that each of the Buyer and the Company is currently engaged, among other things, in the underwriting and marketing of medical professional liability insurance to medical professionals and facilities, risk retention groups, and captives and in the providing of risk management, managerial or other services related thereto.

E.           The parties acknowledge that the relevant market for the products and services offered by the Buyer and the Company is nationwide in scope.

F.           As a condition and material inducement for the Buyer to enter into the Merger Agreement and consummate the Transaction, and to preserve the value and good will of the business being acquired by the Buyer pursuant thereto, the Merger Agreement contemplates, among other things, that the Shareholder will enter into this Agreement concurrently with the execution of the Merger Agreement and that this Agreement will become effective as of the Closing Date.

AGREEMENT

In consideration of the foregoing premises, and the covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration,

the receipt and legal sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.           Effective Time.  This Agreement shall be effective only at and as of the Closing Date.

2.           Defined Terms.  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

3.           Additional Consideration.  In addition to the consideration provided to the Shareholder as a result of the Transaction, the Buyer shall pay the Shareholder two million and No/100 dollars ($2,000,000.00) in immediately available funds payable on the Closing Date.

4.           Non-Competition, Confidentiality and Non-Solicitation.

(a)          Covenant not to Compete.  The Shareholder acknowledges that during the course of the Shareholder’s employment with the Company, the Shareholder has received and has been privy to confidential information and trade secrets of the Company and will continue to receive and be privy to confidential information and trade secrets of the Company and the Buyer and their affiliates during the course of the Shareholder’s employment following the Transaction.  The Shareholder further acknowledges that the Buyer has a legitimate interest in ensuring that such confidential information and trade secrets remain confidential and are not disclosed to third parties.  Thus, to avoid the actual or threatened misappropriation of such confidential information and trade secrets, and to preserve the value and good will of the business being acquired by the Buyer pursuant to the Transaction, during the period commencing on the Closing Date and ending on the fourth anniversary of the Closing Date, neither the Shareholder nor any affiliate of the Shareholder shall compete in any manner with the Company and/or its affiliates, directly or indirectly, or own, manage, operate, control, be a consultant to, participate or have any interest in or be connected in any manner with the ownership, management, operation or control of any business with operations in the business in which the Company is engaged on the Closing Date, including without limitation of marketing, selling or underwriting of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto.  This covenant shall be applicable only in any jurisdiction in which the Company or the Buyer or any of their affiliates is admitted to transact business.  As used in this Agreement, an "affiliate" of the Shareholder is any corporation, partnership, association, or other business entity which directly is controlled by the Shareholder or in which the Shareholder has a controlling investment.  Nothing contained in this Agreement shall be deemed to preclude the Shareholder from purchasing or owning, directly or beneficially, as a passive investment, less than five (5) percent of any class of publicly traded securities of any corporation engaged in the business in which the Company is engaged on the Closing Date, including without limitation the business of marketing, selling or underwriting of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto so long as the Shareholder does not actively participate in or control, directly or indirectly, any investment or other decisions with respect to such corporation.

The covenants set forth in this Section 4(a) shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants set forth in this Section 4(a).  If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. To the extent that the provisions of this Section 4(a) are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

The Shareholder acknowledges that:(i) the Shareholder is familiar with the foregoing covenant not to compete; (ii) the covenant set forth in this Section 4(a) represents only a limited restraint and allows the Shareholder to pursue the Shareholder’s livelihood and occupation without unreasonable or unfair restrictions; (iii) the Shareholder is an officer, key employee, and/or key member of the management of the Company; (iv) the goodwill associated with the existing business, customers and assets of the Company prior to the Transaction is an integral component of the value of the Company to the Buyer and is reflected in the consideration payable in connection with the Transaction, including such consideration received by the Shareholder; and (v) the Shareholder’s agreement as set forth herein is necessary to preserve the value and good will of the Company for the Buyer following the Transaction.  The Shareholder represents that the Shareholder is fully aware of the Shareholder’s obligations hereunder, and acknowledges that the limitations of length of time, geography and scope of activity agreed to in this Agreement are reasonable because, among other things: (A) the Company and the Buyer are engaged in a highly competitive industry, (B) the Shareholder has unique access to, and will continue to have access to, the trade secrets and know-how of the Company and the Buyer, including the plans and strategy (and, in particular, the competitive strategy) of the Company and the Buyer, (C) in the event the Shareholder’s employment with the Company ended, the Shareholder would be able to obtain suitable and satisfactory employment without violation of this Agreement, and (D) this Agreement provides no more protection than is necessary to protect the Buyer’s interests in the Company’s goodwill, trade secrets and confidential information.

(b)          Confidentiality and Return of Company Documents.  The Shareholder recognizes and acknowledges that by virtue of his employment and position with the Company, he has had and will have access to certain trade secret and confidential information of the Company and the Buyer and that such information constitutes valuable, special and unique property of the Company and the Buyer, and derives economic value because it is not generally known to the public or to others who could benefit from its disclosure or use ("Trade Secrets"). Trade Secrets include the following:

  (i)           customer information such as customer lists and other information concerning particular needs, problems, likes and dislikes of the Company and the Buyer’s customers;

  (ii)           the identities of the Company and the Buyer's customers, strategic partners and investors;

  (iii)           price information, such as price lists, the contents of bids and other information concerning costs or profits;

  (iv)           technical information, such as formulae, know-how and computer programs;

  (v)           business information relating to costs, profits, sales markets, suppliers, plans for further development, market studies or research projects;

  (vi)           personnel or a compilation of data concerning the Company and the Buyer's employees, consultants and independent contractors; and

  (vii)           any other information valuable because of its private or confidential nature.

The Shareholder agrees that he will not at any time reproduce, copy or disclose any of the Company's Trade Secrets and/or confidential business information to any person, firm, corporation, association or other entity for any reason or purposes whatsoever, nor will the Shareholder advise, discuss or in any way assist any other person or firm (including customer or former customers of the Company or the Buyer) in obtaining or learning about the Company or the Buyer's Trade Secrets.  The Shareholder covenants and acknowledges that upon separation from employment with the Company, he shall immediately surrender to the Company all Company owned assets in his possession (including all computers and other equipment) and all of the Company and the Buyer's Trade Secrets and any and all such documents, materials or other tangible items pertaining to these Trade Secrets that he may possess and that such Trade Secrets shall be and remain the sole property of the Company and the Buyer.  The Shareholder agrees that if he is in doubt as to whether any information, material, or document is a Trade Secret or is confidential, he will contact the Board of Directors of the Company before disclosing or using such information for any purpose other than in furtherance of the Shareholder's duties as an employee of the Company. For purposes hereunder, Trade Secrets shall not include any information or knowledge that is known to the public at the time of disclosure by the Shareholder, so long as the Shareholder played no role in such initial disclosure to the public.

(c)           Statements.  Unless compelled by a court of law or an administrative proceeding, the Shareholder shall not, for the period commencing on the Closing Date and ending on the fourth anniversary of the later of the Closing Date or the Effective Time, make any comments or statements, public or private, about the confidential or proprietary matters of the Company or the Buyer, or any of their respective affiliates or shareholders, without (in the case of the Company, the Buyer, or their respective affiliates, as applicable) the prior written consent of such entity's Board of Directors or without (in the case of any of the shareholders of such entity) the prior written consent of an authorized the Shareholder of such shareholder.

(d)           Derogatory Statements.  The Shareholder shall not, for the period commencing on the Effective Date and ending on the later of the second anniversary of the termination date of Shareholder's employment with the Company or the fourth anniversary of the Effective Date with the Company, make any derogatory comments or statements, public or private, about the business, property, operations or financial condition of the Company, or any of their respective affiliates or shareholders.

(e)           Solicitation of Employees or Customers.  The Shareholder agrees that during the period commencing on the Closing Date and ending on the fifth anniversary of the later of the Closing Date of the Effective Time he shall not solicit, directly or indirectly, any employees of the Company or the Buyer or any of their respective affiliates to leave employment by the Company or the Buyer or any of their respective affiliates.  The Shareholder also agrees that he will not at any time (i) solicit, divert or take away, or attempt to divert or take away, any person or entity that was at any time during the Shareholder’s employment by the Company a policyholder, agent or other customer of the Company or the Buyer or any of their respective affiliates, or any potential policyholders, agents or other customers who were solicited by the Company or the Buyer or any of their respective affiliates within a twenty-four (24) month period immediately prior to the termination of the Shareholder’s employment by the Company, or (ii) attempt to seek or cause any of the policyholders, agents or other customers of the Company or the Buyer or any of their affiliates to refrain from patronizing the Company or the Buyer or any of their affiliates.

(f)           Injunctive Relief.  The Shareholder recognizes and agrees that any violation or threatened violation of any provision contained in this Section 4 will cause irreparable damage or injury to the Company or the Buyer and that the Company’ and the Buyer’s remedies at law for any breach of this Section 4 may not be adequate, and the exact amount of the Company and the Buyer's damages in the event of such breach may be impossible to ascertain.  Therefore, the Company and the Buyer shall be entitled, as a matter of right, without further notice and without the necessity of posting bond thereof', to injunctive and other equitable relief restraining any threatened or further violation of this Section 4.  The Company's right to an injunction shall be in addition to, and not in limitation of, any and other rights and remedies it may have against the Shareholder, including the recovery of damages.

5.           Notification of New Employment.  The Shareholder agrees that during the period commencing on the Closing Date and ending on the fourth anniversary of the later of the Closing Date or the Effective Time, prior to becoming an employee or partner of or consultant to any person or entity engaged in any aspect of the insurance business that extends beyond his current ownership interests in Employers Trust Management Group and Endowment Development Group, Executive shall (i) provide written notice of such employment, partnership or consultancy to the Company, and (ii) provide such person or entity with a copy of this Agreement; provided, however, that Shareholder may redact Section 3 of this Agreement in providing a copy of this Agreement to such person or entity.

6.           Successors and Assigns.  This Agreement is intended to inure to the benefit of and be enforceable by the Company and the Buyer and their successors and assigns.  The Shareholder expressly consents to be bound by the provisions of this Agreement for the benefit of the Buyer or any subsidiary, affiliate, successor, or assign thereof without the necessity of the separate execution of this Agreement in favor of any such subsidiary, affiliate, successor, or assign.

7.           Severability.  Should any term, provision, covenant or condition of this Agreement be held to be void or invalid, the same shall not affect any other term, provision, covenant or condition of this Agreement, but such remainder shall continue in full force and effect as though each such voided term, provision, covenant or condition is not contained herein.

8.           Governing Law; Mediation and Arbitration.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and to be carried out in Texas (without regard to principles of conflict of laws).

(b)           Any judicial proceeding arising out of or relating to this Agreement shall be brought exclusively in the Federal Courts having jurisdiction and sitting in Dallas, Texas. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN DALLAS, TEXAS, FOR THE PURPOSES OF ANY JUDICIAL SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE PARTIES HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND SERVICE SHALL BE COMPLETE ON THE DELIVERY OR ATTEMPTED DELIVERY AS EVIDENCED BY THE RETURN RECEIPT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS AND FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum.  The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. If any such proceeding is necessary to enforce the provisions of this Agreement, including any claim or demand, or to interpret this Agreement, the prevailing party shall be entitled to recover from the other party reasonable attorney’s fees, costs, expenses and necessary disbursements in addition to any other relief to which it may otherwise be entitled, whether or not such action or proceeding is prosecuted to judgment.

9.           Captions; Interpretation.  Section captions herein are inserted only as a matter of convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

10.           Entire Agreement.  This Agreement including the recitals set forth above (which shall be deemed to be a substantive part of this Agreement) and the other documents and instruments specifically referenced herein contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no other agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth otherwise herein or in the Employment Agreement dated the date hereof between the Company and the Shareholder (the “Employment Agreement”).  On the Closing Date, other than the Employment Agreement, this Agreement will supersede any and all prior agreements, written or oral, between the Shareholder and Buyer relating to the subject matter hereof.  Effective on the Closing Date, any such prior agreements are hereby terminated and shall be of no further effect.  The parties hereto agree that in no event shall an oral modification of this Agreement be enforceable or valid.

11.           Notices.  All notices and other communications under this Agreement shall be in writing or delivered by hand or by a nationally recognized courier service guaranteeing overnight delivery to a party at the following address (or to such other address as such party may have specified by notice given to the other party pursuant to this provision):

If to the Company:

Advocate, MD Financial Group Inc.
c/o First Professionals Insurance Company, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida  32204
Attn: President

With copy to:

FPIC Insurance Group, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida  32204
Attn: General Counsel

If to the Shareholder:

Mark E. Adams
6001 Cervinus Run
Austin, TX 78735

12.           Attorneys' Fees.  In the event that any party shall bring an action, reference, arbitration or proceeding in connection with the performance, breach or interpretation hereof, then the prevailing party in such action, reference, arbitration or proceeding as determined by the court or other body having jurisdiction shall be entitled to recover from the losing party all reasonable costs and expenses of such action, reference, arbitration or proceeding, including reasonable attorneys' fees, court costs, costs of investigation, expert witness fees and other reasonable costs relating to such proceedings.

13.           Counterparts.  This Agreement may be executed on separate copies, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

14.           References.  Unless otherwise indicated by the context, references to "Sections" shall refer to the sections and subsections of this Agreement.

15.           Rights and Waivers.  All rights and remedies of the parties hereto are separate and cumulative, and no one of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies under this Agreement unless such waiver is in writing and signed by such party.  No delay or omission on the part of either party in exercising any right or remedy shall operate as a waiver of such right or remedy or any other rights or remedies.  A waiver on any one occasion shall not be construed as a bar to or waive of any right or remedy on any future occasion.

16.           Independent Counsel.  The Shareholder hereby acknowledges and agrees that he has had reasonable opportunity to consult with separate legal counsel with respect to the matters contained herein and is not relying on any representations of any party with respect to any of the terms or provisions of this Agreement not otherwise contained herein.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

FPIC INSURANCE GROUP, INC.

By  /s/ John R. Byers
Name: John R. Byers
Title: President and Chief Executive Officer

ADVOCATE, MD FINANCIAL GROUP, INC.

By  /s/ Timothy P. Reardon
Name: Timothy P. Reardon
Title: Secretary

/s/ Mark E. Adams
Mark E. Adams, Individually

[SIGNATURE PAGE TO NON-COMPETITION AGREEMENT]